Exhibit No. 99.2

[On Letterhead of Aston Bell, Certified Public Accountant]

Independent Accountant’s Report

Corporate Asset Backed Corporation, (as Depositor)

68 South Service Road, Suite 120

Melville, NY 11747

U.S. Bank Trust National Association

Corporate Trust Services

100 Wall Street, Suite 1600

New York, NY 10005

Re:	CABCO Trust for J.C. Penney Debentures (the “Trust”)

Ladies and Gentlemen:

We have examined assertions of Corporate Asset Backed Corporation (the “Depositor”) and U.S. Bank Trust National Association, (the “Trustee” and, together with the Depositor, the “Management”) that the Depositor and the Trustee have complied, in all material respects, with the provisions of the Amended and Restated Trust Agreement dated as of March 25, 1999, (the “Series Trust Agreement”) in respect of the CABCO Trust for J.C. Penney Debentures (the “Trust”), during the periods covered by the annual report on Form 10-K filed by the Depositor on behalf of the Trust for the year ended December 31, 2017 (the “Annual Report”). Management is responsible for compliance with the Series Trust Agreement. Our responsibility is to express an opinion on Management’s assertions based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management’s assertion. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

In our opinion, the Depositor and the Trustee have complied, in all material respects, with the Series Trust Agreement during the period covered by the Annual Report and Management’s assertions with respect to such compliance are fairly stated, in all material respects, for the year ended December 31, 2017.

/s/ Aston Bell, CPA

New York, New York

March 20, 2018